Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer's e-mail: tpuzzo@msn.com

Writer's cell: (206) 412-6868

December 3, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Loop Industries, Inc.
Revised Preliminary Information Statement on PRE 14C
Response Dated October 27, 2015
File No. 000-54768

Dear Mr. Spirgel:

We respectfully hereby submit the information in this letter, on behalf of our client, First American Group Inc., a Nevada corporation (the "Company"), in response to the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated November 6, 2015. Amendment No. 3 to the Company's referenced preliminary Information Statement onSchedule 14C was filed with the Commission via EDGAR on December 3, 2015.

The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 2 to the Schedule 14C.

Accounting Treatment of the Consideration, page F-18

5. We note your response to comment 6; however, please provide us a complete written response explaining your analysis in support of the accounting treatment. Please note the guidance in ASC 505-50-25-6 states a grantor shall recognize "services received in a share-based payment transaction … as services are received." It further states that a grantor may need to recognize an asset before it actually receives services and the services themselves are not recognized before they are received. The guidance in ASC 505-50-25-7 contemplates the possibility of recognition of a prepaid asset when fully vested, nonforfeitable equity instruments are issued for services.

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Company response: The Company accounts for equity instruments issued to parties other than employees for acquiring goods or services under the guidance of Sub-topic 505-50 of the FASB Accounting Standards Codification ("Sub-topic 505-50").

Pursuant to ASC paragraphs 505-50-25-6 and 505-50-25-7a grantor shall recognize the goods acquired or services received in a share-based payment transaction when it obtains the goods or as services are received. A grantor may need to recognize an asset before it actually receives goods or services if it first exchanges share-based payment for an enforceable right to receive those goods or services. If fully vested, non-forfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (no specific performance is required by the grantee to retain those equity instruments), then, because of the elimination of any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached. A grantor shall recognize the equity instruments when they are issued (in most cases, when the agreement is entered into).

Pursuant to ASC paragraph 718-10-S99-1 with respect to questions regarding nonemployee arrangements that are not specifically addressed in other authoritative literature, the staff believes that the application of guidance in FASB ASC Topic 718 would generally result in relevant and reliable financial statement information. As such, the staff believes it would generally be appropriate for entities to apply the guidance in FASB ASC Topic 718 by analogy to share-based payment transactions with nonemployees unless other authoritative accounting literature more clearly addresses the appropriate accounting, or the application of the guidance in FASB ASC Topic 718 would be inconsistent with the terms of the instrument issued to a nonemployee in a share-based payment arrangement.

The Company thinks this applicable as to the timing of the expense is not specifically addressed (it is punted on in EITF 00-18) in existing guidance. Thus analogizing to ASC 718 seems appropriate and as you will see below is a conservative approach.

Pursuant to ASC 718-10-55-68An employee's share-based payment award becomes vested at the date that the employee's right to receive or retain equity shares, other equity instruments, or cash under the award is no longer contingent on satisfaction of either a performance condition or a service condition. Any unrecognized compensation cost shall be recognized when an award becomes vested. If an award includes no market, performance, or service conditions, then the entire amount of compensation cost shall be recognized when the award is granted (which also is the date of issuance in this case).

To be conservative, the Company believes it is appropriate to expense fully-vested and non-forfeitable shares issued to parties other than employeeswhen the agreements were entered into. The Company also notes there is variance in practice within the industry related to these types of offerings. Some issuers establish a prepaid based off of their interpretation of ASC 505, whereas other Firms such as Ernst & Young have issued guidance suggesting that the debit should be a contra equity account analogizing the future services to that a note receivable. Out of these three industry practiced options, we believe expensing immediately is the most conservative and believe the fact that the counterparty has no future obligation to perform sufficiently triggers the recognition of expense (just like with employee stock options that are fully vested).

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Note 9- Subsequent Events

Entry into a Technology Transfer Agreement with 8198381 Canada, Inc., a Related Party, page 21

6. We note your response to comment 7. We further note in your Form 10-Q for the quarter ended August 31, 2015 that your fiscal year-to-date R&D costs - related party totaled $600,000 (in addition to the $50,000 recorded for the previous fiscal year). Considering that the amount invoiced may not necessarily be indicative of 8198381 Canada's historical cost, please state, if true, that the cost recorded by the Company is the same as what was historically incurred by 8198381 Canada, Inc. or advise us.

Company response: It is true that the cost recorded by the Company is the same as what was historically incurred by 8198381 Canada, Inc. Accordingly, the Company has added "The cost recorded by the Company is the same as what was historically incurred by 8198381 Canada, Inc." to page F-21 of Appendix B.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo

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